Exhibit 99.1

Pembina Joins Inter Pipeline in Filing Cross-Applications with Alberta Securities Commission to Remedy Brookfield's Lack of Disclosure and Protect Shareholder Rights

Brookfield's "Total Return Swap" With Unnamed Parties Requires Full Disclosure and Should Not be Allowed to Interfere with Shareholders' Ability to Choose the Pembina – Inter Pipeline Transaction

CALGARY, AB, June 21, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL) (NYSE: PBA) today announced that Pembina and Inter Pipeline Ltd. ("Inter Pipeline") (TSX: IPL) have filed cross-applications with the Alberta Securities Commission (the "ASC") to remedy disclosure issues and coercive tactics by Brookfield Infrastructure Partners L.P. and its affiliates (collectively, "Brookfield") in relation to its inferior hostile take-over offer of Inter Pipeline (the "Take-Over Offer").

Pembina's President and Chief Executive Officer Mick Dilger added: "It is critically important that all shareholders involved in a large transaction be given transparency and a fair, unencumbered process to choose the deal that they determine to be in their best interests. This is equally important for sophisticated investors and individual retail holders. Brookfield cannot use its 'block' of shares to threaten the strategic merger with Pembina, while at the same time claiming that it does not control these shares and that they count toward acceptance of its tender offer. Brookfield is clearly conflicted and must step back and let Inter Pipeline's other shareholders choose the best offer."

Added Dilger, "Brookfield is pushing the same offer that has essentially been repackaged three times while trying to unfairly influence a democratic process to have that inferior transaction accepted. We are asking the ASC to bring some daylight into the process and protect shareholder rights."

The Inter Pipeline Board has unanimously recommended that shareholders support the strategic share-exchange transaction with Pembina (the "Strategic Combination"). In addition to greater immediate value, the Strategic Combination will give Inter Pipeline shareholders an immediate 175% increase to their monthly dividend, significant upside value due to the combined companies' synergies and accelerated growth outlook, and a tax-free rollover for taxable Canadian shareholders.

Summary of the Cross-Applications

In its June 18, 2021, cross-applications to the ASC, Inter Pipeline explained how Brookfield has used opaque and unidentified financial contracts that avoid early warning obligations, build a "block" to prevent Inter Pipeline shareholders from approving the superior Strategic Combination, and circumvent the minimum tender requirements of their own Take-Over Offer:

  Between approximately June and October 2020, Brookfield entered into a series of cash-settled share swap transactions with an unknown swap dealer (collectively, the "Total Return Swap") for approximately 9.9% of the issued and outstanding common shares of Inter Pipeline (the "TRS Shares"), in addition to the 9.75% of the issued and outstanding common shares of Inter Pipeline that Brookfield and its affiliates had acquired directly. Brookfield did this in order to avoid its early warning reporting obligations;
  Brookfield has not disclosed the parties to or terms of the Total Return Swap, thus creating confusion in the capital market and maintaining an unfair informational disadvantage over Inter Pipeline, its shareholders and the capital market more generally;
  Brookfield did not disclose in its Take-Over Offer Circular (the "Offer Circular") the nature and extent of any business or other relationships between Brookfield and the swap dealer, which may motivate the swap dealer to tender the TRS Shares to the Take-Over Offer or otherwise act in accordance with the wishes of Brookfield;
  Brookfield is using the TRS Shares held by a captive counterparty (which Brookfield has recently characterized as forming part of the "Brookfield Block" in its public disclosure) to try to defeat approval of the Strategic Combination by Inter Pipeline shareholders;
  Simultaneously, Brookfield is using the TRS Shares held by a captive and compliant counterparty to subversively achieve the 50% minimum tender condition of its Take-Over Offer, claiming that the TRS Shares are not beneficially owned or controlled by Brookfield and its joint actors; and
  Since making its Take-Over Offer, Brookfield has repeatedly failed to certify, as required of a joint offeror, that the Offer Circular contains no untrue statement of material fact and does not omit to state any required material fact, as required by law.

To ensure that Brookfield does not continue to use the Total Return Swap in a manner that harms Inter Pipeline shareholders and the capital market, Inter Pipeline is seeking relief from the ASC pursuant to the Securities Act (Alberta), including orders that:

  Brookfield must provide full public disclosure in the Offer Circular setting out the material terms of the Total Return Swap, including the identities of the parties and fee arrangements, its terms and conditions, Brookfield's economic exposure and expiry or termination;
  Brookfield must disclose the instruments or contracts that govern the Total Return Swap;
  The TRS Shares shall be considered securities beneficially owned, or over which control or direction is exercised, by Brookfield, and therefore any TRS Shares that are tendered to the Take-Over Offer shall be excluded from the mandatory minimum tender conditions;
  The TRS Shares shall be deemed to be voted at the meeting of Inter Pipeline shareholders in respect of the Strategic Combination, currently scheduled for July 29, in the same proportion for and against approval of the transaction as all other Inter Pipeline Common Shares voted at the meeting, other than those beneficially owned or over which control or direction is exercised by Brookfield and any of its affiliates; and
  Brookfield must file a notice of change to the Offer Circular that clearly and accurately identifies all joint offerors and is properly certified by all joint offerors of the Take-Over Offer, including Brookfield and other members of the offeror group.

In its cross-application to the ASC, Pembina joined Inter Pipeline, adopting the entirety of its cross-application.  In addition, Pembina seeks a cease trade order with respect to any securities issued or exchanged in connection with Brookfield's Take-Over Offer.

Pembina seeks all of this relief to ensure fairness and to allow Inter Pipeline shareholders to make their own choice.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Strategic Combination, including the anticipated benefits thereof to Pembina's and Inter Pipeline's securityholders and stakeholders, both generally and, in relation to Inter Pipeline's securityholders, relative to the Brookfield Bid; future dividends, including increases in the amounts thereof, which may be declared on Pembina's common shares on any future dividend payment date; the anticipated synergies associated with the Strategic Combination; and the impact of the remedies sought in connection with the cross-applications made to the ASC.

These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the ability of Pembina and Inter Pipeline to obtain the remedies sought from the ASC; the ability of the parties to satisfy the conditions to closing of the Strategic Combination in a timely manner and on acceptable terms; that favourable circumstances continue to exist in respect of current operations and current and future growth projects; and the continuance of anticipated business conditions.

In respect of the forward-looking statements and information concerning the potential increases in Pembina's dividend following completion of the Strategic Combination, Pembina has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; and that there are no unforeseen events negatively affecting the businesses of Pembina or Inter Pipeline or the anticipated growth projects. Pembina will also be subject to corporate legal requirements in respect of declaring dividends at such time.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: any of the remedies sought from the ASC in the counter-applications may not be granted in the manner requested; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including but not limited to the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Strategic Combination; and the failure to realize the anticipated benefits or synergies of the Strategic Combination following closing due to integration issues or otherwise. In addition, the closing of the Strategic Combination may not be completed, or may be delayed if the parties' respective conditions to the closing of the Strategic Combination, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Strategic Combination will not be completed within the anticipated time, on the terms currently proposed or at all.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations: Cameron Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Relations: (403) 691-7601, media@pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 21-JUN-21